UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
GVI SECURITY SOLUTIONS, INC.
(Name of Subject Company (Issuer))
GENNX360 GVI ACQUISITION CORP. (Name of Filing Person — Offeror)
GENNX360 GVI HOLDING, INC. (Name of Filing Person — Parent of Offeror)
GENNX360 CAPITAL PARTNERS, L.P. (Name of Filing Person — Other)
GENNX360 GP, LLC (Name of Filing Person — Other)
GENNX360 MANAGEMENT COMPANY, LLC (Name of Filing Person — Other)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
36242E200
(CUSIP Number of Class of Securities)
GENNX360 GVI Acquisition Corp.
GENNX360 GVI Holding, Inc.
c/o GenNx360 Capital Partners, L.P.
590 Madison Avenue, 27th Floor
New York, NY 10022
Attention: Matthew Guenther
Tel: 212-257-6776
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Filing Persons)
Copy to:
Winston & Strawn LLP
200 Park Avenue
New York, NY 10166
Attention: Bradley C. Vaiana, Esq.
Tel: 212-294-2610
CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of filing Fee (2)
$13,732,103	$766.25

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by multiplying (i) 36,137,114 shares of common stock, par value $0.001 per share (the “Shares”), of GVI Security Solutions, Inc. (“GVI”) issued and outstanding (determined on a fully diluted basis) after giving effect to the exercise, conversion or termination of all options, warrants, rights and securities exercisable or convertible into or for Shares, and (ii) the offer price of $0.38 per Share. The calculation of the filing fee is based on GVI’s representation of its capitalization as of October 21, 2009.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2009, issued March 11, 2009, by multiplying the transaction value by 0.0000558.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐
If applicable, check the appropriate boxes below to designate the appropriate provisions relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

     This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements hereto, collectively constitute this “Schedule TO”) is filed by (i) GenNx360 GVI Acquisition Corp., a Delaware corporation (“Purchaser”), and a wholly-owned subsidiary of GenNx360 GVI Holding, Inc., a Delaware corporation (“Parent”), (ii) Parent, (iii) GenNx360 Capital Partners, L.P., a Delaware limited partnership (the “Sponsor”), (iv) GenNx360 GP, LLC, a Delaware limited liability company (“GenNx360 GP”), and (v) GenNx360 Management Company, LLC, a Delaware limited liability company (“GenNx360”). This Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of GVI Security Solutions, Inc., a Delaware corporation (“GVI”), at a purchase price of $0.38 per Share net to the seller in cash, without interest thereon and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 3, 2009 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B) (the Offer to Purchase and the Letter of Transmittal are collectively referred to as the “Offer”).
Item 1. Summary Term Sheet.
The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is GVI Security Solutions, Inc., a Delaware corporation. GVI’s principal executive offices are located at 2801 Trade Center Drive, Suite 120, Carrollton, Texas, 75007. GVI’s telephone number at such address is (972) 245-7353.
     (b) Based on the information provided by GVI, as of October 21, 2009, GVI had (i) 27,285,301 shares of Common Stock issued and outstanding, including 60,000 shares of restricted common stock, (ii) outstanding options to purchase 5,942,217 shares of Common Stock and (iii) outstanding warrants to purchase 2,909,596 shares of Common Stock. Please see the information set forth in the section of the Offer to Purchase entitled “Introduction,” incorporated herein by reference, for a more detailed description of GVI’s securities.
     (c) The information set forth in the section of the Offer to Purchase entitled “Price Range of Shares; Dividends” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
     (a), (b), (c) This Schedule TO is filed by Parent, Purchaser, the Sponsor, GenNx360 GP and GenNx360. The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Purchaser, Parent and the Sponsor” and in Schedule A to the Offer to Purchase is incorporated herein by reference.
Item 4. Terms of the Transaction.
     (a)(1)(i) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction” and “Terms of the Offer” is incorporated herein by reference.

     (a)(1)(ii) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Terms of the Offer” and “Procedures for Tendering Shares” is incorporated herein by reference.
     (a)(1)(iii) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction” and “Terms of the Offer” is incorporated herein by reference.
     (a)(1)(iv) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction” and “Terms of the Offer” is incorporated herein by reference.
     (a)(1)(v) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction” and “Terms of the Offer” is incorporated herein by reference.
     (a)(1)(vi) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Withdrawal Rights” is incorporated herein by reference.
     (a)(1)(vii) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Procedures for Tendering Shares” and “Withdrawal Rights” is incorporated herein by reference.
     (a)(1)(viii) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Acceptance for Payment and Payment for Shares” and “Procedures for Tendering Shares” is incorporated herein by reference.
     (a)(1)(ix) Not applicable.
     (a)(1)(x) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Certain Effects of the Offer” is incorporated herein by reference.
     (a)(1)(xi) Not applicable because the accounting treatment of the transaction is not material.
     (a)(1)(xii) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction” and “Material U.S. Federal Income Tax Consequences of the Offer and the Merger” is incorporated herein by reference.
     (a)(2) The information set forth in the Offer to Purchase is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     (a) None.
     (b) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Certain Information Concerning GVI,” “Certain Information Concerning Purchaser, Parent and the Sponsor,” “Background of the Offer; Contacts with GVI” and “Purpose of the Offer and Plans for GVI; Summary of the Merger Agreement and Certain Other Agreements” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.
     (a), (c)(1-7) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Terms of the Offer,” “Price Range of Shares; Dividends,” “Certain Effects of the Offer,” “Background of the Offer; Contacts with GVI,” “Purpose of the Offer and Plans for GVI; Summary of the Merger Agreement and Certain Other Agreements” and “Dividends and Distributions” is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
     (a) The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.
     (b) Not applicable because the Offer is not subject to any financing conditions.
     (d) The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.
Item 8. Interest in Securities of the Subject Company.
     (a), (b) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Certain Information Concerning Purchaser, Parent and the Sponsor” and “Purpose of the Offer and Plans for GVI; Summary of the Merger Agreement and Certain Other Agreements” is incorporated herein by reference.
Item 9. Persons/Assets Retained, Employed, Compensated or Used.
     (a) The information set forth in the sections of the Offer to Purchase entitled “Introduction” and “Fees and Expenses” is incorporated herein by reference.
Item 10. Financial Statements.
     (a), (b) Not applicable. In accordance with the instructions to Item 10 of the Schedule TO, the financial statements are not considered material because:
(i)	The consideration offered consists solely of cash;

(ii)	the Offer is not subject to any financing condition; and

(iii)	the Offer is for all outstanding securities of the subject class.
Item 11. Additional Information.
     (a)(1) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning GVI,” “Certain Information Concerning Purchaser, Parent and the Sponsor,” “Background of the Offer; Contacts with GVI” and “Purpose of the Offer and Plans for GVI; Summary of the Merger Agreement and Certain Other Agreements” is incorporated herein by reference.

     (a)(2) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer and Plans for GVI; Summary of the Merger Agreement and Certain Other Agreements,” “Conditions of the Offer” and “Certain Legal Matters” is incorporated herein by reference.
     (a)(3) The information set forth in the sections of the Offer to Purchase entitled “Conditions of the Offer” and “Certain Legal Matters” is incorporated herein by reference.
     (a)(4) The information set forth in the sections of the Offer to Purchase entitled “Certain Effects of the Offer,” “Source and Amount of Funds” and “Certain Legal Matters” is incorporated herein by reference.
     (a)(5) None.
     (b) The information set forth in the Offer to Purchase is incorporated herein by reference.
Item 12. Exhibits.

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase dated November 3, 2009.

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)	Joint Press Release issued by GVI and Sponsor on October 22, 2009 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Parent and Purchaser on October 22, 2009).

(a)(5)(B)	Amendment to Employment Agreement, dated October 21, 2009, between GVI and Steven Walin (incorporated by reference to Exhibit 10.1 to GVI’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2009).

(a)(5)(C)	Amendment to Employment Agreement, dated October 21, 2009, between GVI and Joseph Restivo (incorporated by reference to Exhibit 10.2 to GVI’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2009).

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of October 21, 2009, by and among GVI, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to GVI’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2009).

(d)(2)	Equity Commitment Letter, dated as of October 21, 2009, by the Sponsor (incorporated by reference to Exhibit 2.2 to GVI’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2009).

(d)(3)	Form of Stockholder Tender and Support Agreement, dated as of October 21, 2009, by and among Parent, Purchaser, GVI and certain stockholders (incorporated by reference to Exhibit 10.3 to GVI’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2009).

Exhibit	Exhibit Name
(d)(4)	Form of Restricted Stock Subscription Agreement (incorporated by reference to Exhibit (e)(10) to GVI’s Schedule 14D-9 filed with the Securities and Exchange Commission on November 3, 2009).

(d)(5)	Confidentiality Agreement, dated May 8, 2009, by and between GVI and GenNx360.

(g)	Not applicable.

(h)	Not applicable.
Item 13. Information required by Schedule 13E-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

GENNX360 GVI HOLDING, INC.

By: /s/ Matthew Guenther Name: Matthew Guenther
Title: Vice President

GENNX360 GVI ACQUISITION CORP.

By: /s/ Matthew Guenther Name: Matthew Guenther
Title: Vice President

GENNX360 CAPITAL PARTNERS, L.P.
By: GenNx360 GP, LLC
Its: General Partner

By: /s/ Lloyd G. Trotter Name: Lloyd G. Trotter
Title: Managing Member

GENNX360 GP, LLC

By: /s/ Lloyd G. Trotter Name: Lloyd G. Trotter
Title: Managing Member

GENNX360 MANAGEMENT
COMPANY, LLC

By: /s/ Lloyd G. Trotter Name: Lloyd G. Trotter Title: Managing Member
Date: November 3, 2009

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase dated November 3, 2009.

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)	Joint Press Release issued by GVI and Sponsor on October 22, 2009 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Parent and Purchaser on October 22, 2009).

(a)(5)(B)	Amendment to Employment Agreement, dated October 21, 2009, between GVI and Steven Walin (incorporated by reference to Exhibit 10.1 to GVI’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2009).

(a)(5)(C)	Amendment to Employment Agreement, dated October 21, 2009, between GVI and Joseph Restivo (incorporated by reference to Exhibit 10.2 to GVI’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2009).

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of October 21, 2009, by and among GVI, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to GVI’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2009).

(d)(2)	Equity Commitment Letter, dated as of October 21, 2009, by the Sponsor (incorporated by reference to Exhibit 2.2 to GVI’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2009).

(d)(3)	Form of Stockholder Tender and Support Agreement, dated as of October 21, 2009, by and among Parent, Purchaser, GVI and certain stockholders (incorporated by reference to Exhibit 10.3 to GVI’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2009).

(d)(4)	Form of Restricted Stock Subscription Agreement (incorporated by reference to Exhibit (e)(10) to GVI’s Schedule 14D-9 filed with the Securities and Exchange Commission on November 3, 2009).

(d)(5)	Confidentiality Agreement, dated May 8, 2009, by and between GVI and GenNx360.

(g)	Not applicable.

(h)	Not applicable.